--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         SPANLINK COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                           SPANLINK ACQUISITION CORP.
                                    (BIDDER)
                            ------------------------

                     COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  846492 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 BRETT SHOCKLEY
                            CHIEF EXECUTIVE OFFICER
                         SPANLINK COMMUNICATIONS, INC.
                             7125 NORTHLAND TERRACE
                             MINNEAPOLIS, MN 55428
                           TELEPHONE: (612) 971-2114
                           FACSIMILE: (612) 971-2314
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            ------------------------

                                    COPY TO:
                                  ROBERT RANUM
                            FREDRIKSON & BYRON, P.A.
                           1100 INTERNATIONAL CENTRE
                            900 SECOND AVENUE SOUTH
                             MINNEAPOLIS, MN 55402
                            ------------------------

                           CALCULATION OF FILING FEE*
--------------------------------------------------------------------------------

              TRANSACTION VALUATION                                AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------
                   $39,370,000                                            $7,875

--------------------------------------------------------------------------------

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 3,750,000 SHARES OF COMMON STOCK, NO PAR VALUE (THE "COMMON SHARES"), OF SPANLINK COMMUNICATIONS, INC., AT A PRICE OF $10.50 PER COMMON SHARE IN CASH. THE AMOUNT OF THE FILING FEE CALCULATED IN ACCORDANCE WITH REGULATION 240.0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11 (A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID.......  NOT APPLICABLE.      FILING PARTY.................  NOT APPLICABLE.
FORM OR REGISTRATION NO. ....  NOT APPLICABLE.      DATE FILED...................  NOT APPLICABLE.

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

    [X] THIRD PARTY TENDER OFFER SUBJECT TO RULE       [X] GOING PRIVATE TRANSACTION SUBJECT TO RULE
      14d-1.                                           13e-3.
    [ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.     [ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO relates to the offer by Spanlink Acquisition Corp., a Minnesota corporation ("Purchaser"), to purchase all of the outstanding common shares, no par value per share (each a "Common Share"), of Spanlink Communications, Inc., a Minnesota corporation (the "Company"), not already owned by the Purchaser at $10.50 per Common Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1) (the "Letter of Transmittal").

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to items 1 through 11 and item 13 of Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

     In response to Item 13 of Schedule 13E-3, the Company's audited financial statements as of and for the years ended December 31, 1997 and 1998 are incorporated herein by reference to Exhibit 13.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 filed with the Securities and Exchange Commission (the "Commission") on March 30, 1999. Also in response to Item 13 of Schedule 13E-3, the Company's unaudited financial statements as of and for the quarter and nine months ended September 30, 1999 are incorporated herein by reference to Part I, Item 1 of the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 filed with the Commission on November 16, 1999.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)      Offer to Purchase dated February 29, 2000, and Forms of
            Letter of Transmittal and instructions.
(a)(5)(i)   Press Release issued by Purchaser, dated February 25, 2000.
(a)(5)(ii) Press Release regarding financial results for fourth quarter and year ended December 31, 1999, dated February 23, 2000.
(b)         None.
(c)(1)      Written Fairness Opinion of Dougherty & Company LLC, dated
            February 25, 2000 (incorporated by reference to Annex A of the Offer to Purchase attached hereto as Exhibit (a)(1)).
(d)         None.
(e)         Sections 302A.471 and 302A.473 of the Minnesota Business
            Corporation Act (incorporated by reference to Annex D of the Offer to Purchase attached hereto as Exhibit (a)(1)).
(f)         None.
(g)         None.
(h)         None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2000

                                          SPANLINK ACQUISITION CORP.

                                          By: /s/  Brett Shockley
                                            ------------------------------------
                                            Name: Brett Shockley
                                            Title: Chief Executive Officer

                                          SPANLINK COMMUNICATIONS, INC.

                                          By: /s/  Brett Shockley
                                            ------------------------------------
                                            Name: Brett Shockley
                                            Title: Chief Executive Officer

                               INDEX TO EXHIBITS

(a)(1)      Offer to Purchase dated February 29, 2000, and Forms of
            Letter of Transmittal and instructions.
(a)(5)(i)   Press Release issued by Purchaser, dated February 25, 2000.
(a)(5)(ii) Press Release regarding financial results for fourth quarter and year ended December 31, 1999, dated February 23, 2000.
(b)         None.
(c)(1)      Written Fairness Opinion of Dougherty & Company LLC, dated
            February 25, 2000 (incorporated by reference to Annex A of the Offer to Purchase attached hereto as Exhibit (a)(1)).
(d)         None.
(e)         Sections 302A.471 and 302A.473 of the Minnesota Business
            Corporation Act (incorporated by reference to Annex D of the Offer to Purchase attached hereto as Exhibit (a)(1)).
(f)         None.
(g)         None.
(h)         None.